

Yannis Moati · 2nd

CEO @HotelsByDay (we're crowdfunding!) #TravelTech, #PropTech, #Marketplaces

Talks about #hotels, #hotelindustry, #hotelmanagement, #hoteltechnology, and #hotelsandresorts

New York, New York, United States · Contact info

5,562 followers · 500+ connections

Northeastern University

Experience

Investor - Travel Tech
Freelance
Jan 2021 – Present · 1 yr 1 mo
New York, United States

CEO
Hotels By Day
Aug 2014 – Present · 7 yrs 6 mos
Greater New York City Area

Leading domestic platform in day-stay hotel rooms.



Steps to Book a Day Stay on HotelsByDay

Founder / CEO
FlexBook.co
Oct 2016 – Present · 5 yrs 4 mos
Greater New York City Area

Developed tech solutions to enhance Hospitality, by offering protocols that unlocks inventory, monetizes room downtime and improves guest experience.

CEO at DayAxe
DayAxe & HotelsByDay · Full-time
Dec 2019 – Jul 2020 · 8 mos
Greater Los Angeles Area

DayAxe is a leading marketplace for pool-passes, cabana rentals, Spa and gyms, at luxury hotels.



HotelsByDay Acquires DayAxe

Regional Manager
EAC travel
Jan 2005 – Mar 2014 · 9 yrs 3 mos

Show 2 more experiences

Education

Northeastern University

Bachelor of Business Administration (B.B.A.), International Business
1994 – 1998
Activities and Societies: chess club, travel club, night club

Newton North High School
1991 – 1993
Activities and Societies: Swim team

Licenses & certifications

Series 63
NYSE

Series 7
NYSE